SCHEDULE 14A INFORMATION PROXY STATEMENT
PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by Registrant [  ]

Filed by a Party other than the Registrant [X]


Check the appropriate box:

[  ] Preliminary Proxy Statement

[ ] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[  ] Definitive Proxy Statement

[  ] Definitive Additional Materials

[X] Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec.
240.14a-12

WARWICK VALLEY
TELEPHONE COMPANY, INC.
-----------------------------------------------------------
(Name of Registrant as Specified in its Charter)


Lawrence J. Goldstein, Santa Monica Partners L.P.,
SMP Asset Management, LLC
-----------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant
Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.
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computed pursuant to Exchange Act Rule 0-11 (Set forth the
amount on which the filing fee is calculated and state how it was determined):
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[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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On April 7, 2006 the filer made the following public in a press release.



 "2006 Marks Our 25th Year"

SANTA MONICA PARTNERS, L.P.

1865 Palmer Avenue
Larchmont   New York   10538

Tel. 914.833.0875     Fax 914.833.1068

www.smplp.com

FOR IMMEDIATE RELEASE

CONTACT:
Rooney & Associates Communications
Terry Rooney
(212) 223-0689
trooney@rooneyco.com
Chenoa Taitt
(212) 223-0682
ctaitt@rooneyco.com

SANTA MONICA PARTNERS FILES SHAREHOLDER LAWSUIT AGAINST
WARWICK VALLEY TELEPHONE COMPANY

Investment Firm Seeks To Wage Proxy Contest
For Board Representation

Larchmont, N.Y., April 7, 2006 -- Santa Monica Partners
L.P., an investment firm established in 1982 and its principal, Lawrence J. Goldstein, today announced the filing of a lawsuit in State Supreme Court against Warwick
Valley Telephone Company (NASDAQ:WWVY) in an effort to enjoin the Company from enforcing a by-law rule in order to prevent Santa Monica?s pursuit of a proxy contest for two seats on the board of directors.

Specifically, the suit seeks to prevent Warwick, a telecom company based in upstate New York, and Wisner H.
Buckbee, Chairman of the Board, and Zigmund C.
Nowicki, Jr., Corporate Secretary, from applying a
Warwick by-law provision requiring 120 days notice in order to nominate directors for the annual meeting, which is scheduled for Friday, April 28. The two seats at issue first became available in March 2006.

According to the Santa Monica lawsuit, on March 1, 2006,
Warwick announced that two directors - Joseph E. DeLuca,
MD, and Fred M. Knipp, whose board term was not set to expire until 2007, had resigned on February 27, 2006. The
Company, also announced that Rafael Collado, a director whose term was set to expire in 2006, had also resigned.
Importantly, the lawsuit also states, ?On March 24, 2006,
Warwick announced that on March 20, the remaining members of the board of directors had themselves elected directors to fill the three vacant spots, and for the first time announced that elections for the class of 2007 seats vacated by Mr. DeLuca and Mr. Knipp would occur at the upcoming April 28, 2006 annual meeting.?

Lawrence J. Goldstein, Principal and Founder of Santa
Monica Partners stated, ?Shareholders had no way of knowing elections for the class of 2007 would occur and therefore, were not able to meet the 120 day advance notice rule. This rule disenfranchises Warwick?s shareholders.?

?By the Company enforcing this rule, we firmly believe that this is inequitable to all shareholders and we?re not willing to allow the Company to treat its stockholders like this,? commented Josh Eudowe, Managing Director of
Santa Monica Partners.

Mr. Goldstein and Santa Monica Partners, which is one of the largest investors in Warwick, have nominated two senior executives in the Telecom industry; the former
President and CEO of Warwick Valley Telephone, Mr. M.
Lynn Pike and Mr. Peter Saulnier, the former Senior Vice
President and CFO of Country Road Communications as board candidates and is seeking to gain the support of all Warwick shareholders through this proxy to gain independent directors. Warwick?s board has a total of nine director seats.

Mr. Goldstein has been waging a public battle with Warwick?s management to enhance shareholder value.
According to Mr. Goldstein, the cash generated from Warwick?s 7.5% interest in Orange County-Poughkeepsie
LP, a wireless wholesaler, is being squandered at the expense of shareholders.

Santa Monica Partners L.P.
Santa Monica Partners is a hedge fund based in Larchmont, New York with $90 million in assets under management and more than $160 million firm wide. Santa Monica
Partners has a history of adopting a shareholder activist posture when company managements are perceived as failing to realize full value for shareholders. Santa Monica Partners is the beneficial owner of 114,689 shares of Warwick. Mr. Goldstein, as Santa Monica?s principal executive, is the beneficial owner of these shares, and is also the beneficial owner of an additional 16,200 Warwick shares. Santa Monica Partners and Mr. Goldstein own more shares of Warwick than Warwick?s 12 officers and directors collectively.

Shareholders are advised to read the preliminary proxy statement and the definitive proxy statement, when it becomes available, and any other relevant documents that Santa Monica will files with the SEC because they will contain important information.

Shareholders and other interested parties may obtain, free of charge, copies of Santa Monica?s preliminary proxy statement and the definitive proxy statement (when available) and other related documents filed by the fund at the SEC?s website (http://sec.gov/).




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